Exhibit 99.1

Medigus Acquires 19.9% of Innovative AI and Natural Language
Processing Communication Based Software Company

Metagramm Software Ltd. has developed an advanced grammar engine, which serves as the core of its online writing solution and a fully integrated writing solution for Windows desktop

Tel Aviv, Israel, April 13, 2023 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies, and electric vehicle and charging solutions, announced today it has acquired 19.9% of Metagramm Software Ltd. (“Metagramm”), an innovative AI, machine learning (ML) communication and grammar assistant software. In return, Medigus paid Metagramm $250,000 in Medigus’ common shares.

Metagramm is one of the first companies to develop grammar and language assistance tools and technology for users. Metagramm has an advanced grammar engine based on proprietary AI algorithms and natural language processing (NLP) technology.

Metagramm offers tools for writing and reviewing, grammar, spelling, punctuation and style features as well as translation and multilingual dictionaries.

According to Market Research, the market for grammatical error corrector (GEC) and writing enhancement software is expected to reach over $750 million in 2026 with an impressive compound annual growth rate, led by companies like Grammarly and Wordtune.

The Company will issue Metagramm common shares at a total value of $250,000 at the average price of Medigus’ share in the 30 days prior to the closing. In addition, Medigus will extend Metagramm a loan in the amount of $250,000 in three installments, the first installment of which will be granted at closing. The loan will be repaid from Metagramm’s existing and future profits and is secured by the shares of all other current Metagramm shareholders.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd. and ownership in industry 4.0 company, ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements could differ materially from those described in or implied by the statements in this press release. For example, Medigus uses forward looking statement when describing the potential of Metagramm’s business.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404

michal@efraty.com